April 21, 2008

Via Edgar, Facsimile and Federal Express

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Mail Stop 7010
Washington, D.C.  20549-7010

Re:	Valcent Products, Inc.
Form 20-F for Fiscal Year Ended March 31, 2007
File No. 000-30858

Dear Mr. O’Brien:

This firm represents Valcent Products Inc. (“Valcent” or the “Company”).  We have reviewed your letter dated April 1, 2008 regarding comments on the Company’s Form 20-F for the fiscal year ended March 31, 2007.  This letter is in response to your comment letter.  Valcent has provided information in response to your comments as set forth below and contemporaneously with this letter is filing Amendment No. 1 to the Form 20-F.  Additionally, the Company has submitted a separate letter containing certain requested acknowledgements.  A courtesy copy of the Amendment is being sent provided for your review.

Form 20-F for the year ended March 31, 2007

Item 5.  Operating and Financial Review and Prospects

Contractual Obligations, page 30

1.	Comment:
In future filings, please revise your contractual obligation section to provide, in a tabular format, the information specified in Item 5.F.1 of Form 20-F as of the latest fiscal year end balance sheet date.  Refer also to Release 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:  In future filings Valcent will provide the contractual obligation disclosurein the format required by Item 5.F.1 of Form 20-F.

Item 15.  Controls and Procedures, page 59

2.	Comment:
We note your disclosure that your Acting President and Secretary, performing the function of principal executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the requisite time periods.  Please revise your definition to also clarify, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whatever the case may be.

Response:  In Amendment No. 1 to the Form 20-F for our fiscal year ending March 31,2007 Valcent revised the disclosure in Item 15 to read as follows:

As of March 31, 2007, we conducted an evaluation, under the supervision and with the participation of the person performing the functions of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the Company’s principal executive officer and principal financial officer concluded that as of March 31, 2007 our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective for the purposes set forth in such definition.

Valcent will ensure our future filings comply with the requirements of Item 15 of Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-1

3.	Comment:
We note the signature of your chartered accountants was not included on the audit report dated July 27, 2007.  Please confirm that Smythe Ratcliffe is still your chartered accountants and that you have a signed copy of their July 27, 2007 audit report.  In future filings please ensure that you have a conformed signature on the audit report included in your Form 20-F.

Response:  Valcent confirms that Smythe Ratcliffe currently serves as the Company’s chartered accountants and Valcent was provided, and has on file, a signed copy of Smythe Ratcliffe’s July 27, 2007 audit report that was filed with Valcent’s annual report on Form 20-F for the year ended March 31, 2007.  In future filings Valcent will ensure that it has a conformed signature on the audit report included in any Annual Report on Form 20-F that Valcent files.

Financial Statements, page F-3 and F4

4.	Comment:
You indicate in Note 1 to your financial statements that you have not included the details and results of operations and cash flows for the year ended March 31, 2005 because they are not material and relate to discontinued operations.  Item 8.A.2 of Form 20-F requires comparative financial statements that cover the latest three financial years, audited in accordance with a comprehensive body of auditing standards.  Your disclosures regarding the immateriality of fiscal year 2005 activities does not obviate the need to include these financial statements in your Form 20-F.  Please ensure future filings comply with this form requirement.

Response:  Valcent will ensure that future filings comply with the requirements of Item 8.A.2 of Form 20-F.

Note 5.  Product License, page F-8

5.	Comment:	We have the following comments regarding your accounting for the product licensing agreement you entered into in July 29, 2005.

•	Expand your disclosures in future filings to clarify the appropriateness of capitalizing the $153,000 license fee and $153,000 product development costs under both Canadian and US GAAP.

Response:   In future filings Valcent will expand its disclosure to clarify the appropriateness of capitalizing the $153,000 license fee and $153,000 product development costs under both Canadian and US GAAP.

•
Expand your disclosures to clarify (i) why you are not currently amortizing this asset under Canadian and US GAAP, (ii) when such amortization will begin and (iii) the period over which it will be amortized.

Response: The Product license does not have a finite life and therefore, according to Canadian and US GAAP, it is not amortized and instead, is tested for impairment on an annual basis.

In future filings, we will include additional disclosure with regards to intangible assets that have an indefinite life, similar to the following:

“Intangible assets are amortized over their useful lives, unless the life is determined to be indefinite, in which case, no amortization is taken.  Intangible assets are tested for impairment on an annual basis or when events occur that may indicate impairment.”

•	Given the significance of this asset to your balance sheet, future filings should also disclose and discuss how the Company assesses this asset for impairment under both Canadian and US GAAP.

Response:  In future filings Valcent will disclose and discuss how the Companyassesses this asset for impairment under both Canadian and US GAAP.

Note 7, Global Green Joint Venture, page F-9

6.	Comment:
Expand your disclosures in future filings to address how you are accounting for your interest in the Global Green Joint Venture, specifically addressing how you are accounting for your costs to provide support, research and development and use of the warehouse and how you account for the reimbursement of those costs by Global Green. Given that you have not provided a US GAAP reconciling item related to the accounting for this joint venture, ensure your revised disclosures are specific enough such that readers understand how your accounting complies with both Canadian and US GAAP.

Response:  In future filings Valcent will expand and revise the disclosure regarding its  interest in the Global Green Joint Venture as requested.

Note 9, Convertible Notes, page F-10

7.	Comment:
For each issuance of convertible notes presented in your financial statements, please tell us and expand your disclosures in future filings to clarify how you are accounting for these convertible instruments under Canadian GAAP.

Response:  Per CICA Handbook reference 3860.18, convertible notes issued by the Company are classified as liabilities or as equity at the time of issuance in accordance with the substance of each issuance as set out in the contractual arrangement for each note issued. Any interest or penalty component is recognized as an expense at the time of issuance. In future filings Valcent will expand its disclosure regarding the issuance of convertible notes to clarify how we are accounting for the instruments under Canadian GAAP.

•
Describe the nature of the debt discount that is included in your debt balance.  Tell us how you arrived at this amount and how your presentation of this discount as an increase to your debt balance is appropriate;

Response:  This amount was incorrectly labeled “Debt discount”. It should have been labeled “accretion of equity component of convertible debt”. Pursuant to Canadian generally accepted accounting principles, this amount represents the accreted expense that has been added back to the debt component of the notes. When the equity component of the debt is calculated and reclassified to the equity section on the balance sheet (see explanation of calculation of the equity portion below), the resulting discount on the debt is accreted over the term of the related debt, thus the related debt continues to increase until, at the completion of the term, the debt reaches its original face amount. The resulting entry is a Cr to the debt and a Dr to interest expense.

•	Tell us how you arrived at your $4.2 million conversion component and your basis for including it in your shareholders’ deficiency section of the balance sheet;

Response:  Under Canadian GAAP CICA Handbook Section 3860 requires classification of component parts of the instrument as a liability or as equity in accordance with the substance of the contractual arrangement.

We calculated the fair values of the separate components, the debt portion and the equity portion, and allocated the proceeds on a pro rata basis according to the resulting fair values as follows.

		Debt Portion	Equity Portion
US	$ 82,200 Loan	$38,659	$43,341
US	$ 551,666 Loan	$260,772	$290,894
US	$ 1,500,000 Loan	$878,788	$621,212
US	$ 2,000,000 Loan	$1,171,600	$828,400
US	$ 4,133,866	$2,349,819	$1,783,847

Unlike EITF 00-27 which assigns the equity component using the relative fair values of debt and warrants first and then uses the intrinsic value of the resulting debt compared to the market value of the company’s shares at the date of debt issuance, Canadian GAAP requires the separation of the equity component first, using relative fair values, and then the valuation of the warrants done separately following the guidance under Stock-based compensation and other share based payments; Handbook Section 3870.

Therefore, once the debt component and equity component due to the conversion feature were calculated as shown above, we followed Handbook Section 3870 to determine the equity component due to the attached warrants and assigned the lesser of the fair value of the warrants calculated using Black-Scholes and the remaining debt balance shown above to the equity component of the debt as follows:

		Fair value of Warrants A		Fair value of Warrant B			Lesser of total Warrants and debt above**
US	$ 82,200 Loan		$54,184	$	N/A		$38,859
US	$ 551,666 Loan		$433,971		$375,127		$260,772
US	$ 1,500,000 Loan		$920,000		$860,000		$878,788
US	$ 2,000,000 Loan	$	N/A	$	N/A		$0	*
			$2,349,819		$1,235,127		$1,178,419

	Amount calculated as equity component above						$1,783,847
	Total amount to be included as equity component					US	$2,962,266
	Exchange rate						1.1546
						Can	$3,420,232

*With regards to the US $ 2,000,000 loan, since the warrants are not issued until the holder exercises its option to convert the loan, such warrants will be accounted for at the time of conversion.
**Since the debt discount cannot be more than the amount of debt, the equity portion due to the issuance of the warrants has been limited to the amount of the remaining debt amount.

The financial statements show an increase in equity portion due to the new loans of Can $3,818,659 net of equity component of debt issue cost of Can $277,946 or its US equivalent of US $3,319,704 net of equity component of debt issue cost of US$241,394 which differs from the above analysis in that the $2,000,000 should not have included the warrant value at the issuance of the debt. The amount should have increased only by Can $3,142,286, net of the Can $277,946; the warrants related to the $2,000,000 should be accounted for only when the debt gets converted.

To arrive at the Can $4,167,190 shown in the statements, we started with the balance outstanding from 2006 related to the equity component of the debt issued in the prior year of Can $1,001,578; from this amount we deducted the portion transferred to share capital due to the conversion of prior year’s debt totaling Can $653,047 and added the Can $3,818,659 explained above.

As a result of this error, we overstated our equity component of long term debt by US$676,373 with the corresponding Dr to “non-cash financing expense” which, as explained above, was expensed 100% at the date of issuing the debt.

In the financial statements, we also treated all loans as demand loans and as such, the related debt discount resulting from the calculation of the equity component of the debt was expensed immediately. Upon further review, we concluded that only the US$1,500,000, US$551,666 and US$82,200 loans can be considered due on demand as they have no terms for repayment, and the US$2,000,000 loan with a due date of December 11, 2008 should have been amortized over its term. As a result, we have overstated our “non-cash financing expense” by Can $870 795.

As a result of the two corrections mentioned above, we have overstated our debt by Can $870,795, overstated our Equity component of long term debt by Can $676,373 and overstated our “Non-Cash financing expense” by Can $1,547,168. This accounting error will be treated in accordance with CICA Handbook Section 1506 which states:

“An entity shall correct material prior period errors retrospectively in the first set of financial statements completed after their discovery by:

(a)	restating the comparative amounts for the prior period(s) presented in which the error occurred…”

In this case, this will be treated as an accounting error and presented as such in the March 31, 2008 comparative financial statements.

•	For each warrant issuance, tell us how you valued the warrants and how you determined that classification in your contributed surplus account is appropriate.

Response:  As stated above, all warrants attached to the debt were valued using the lesser of the remaining debt or fair value using Black-Scholes pricing model and were recorded as debt discount.

The amounts added to contributed surplus relate to:

(1)	Stock-options granted during the year calculated using Black-Scholes pricing model for total Can $1,127,141.
(2)
Warrants issued as finder’s fees for the Can $1,028,266 private placement, which were also calculated using Black-Scholes pricing model. The related Dr wasrecorded as share issue cost as a reduction of the amount shown as proceeds from such placement for Can $49,699

(3)	Amount allocated to equity component of warrants issued to agents as finder’s fees for the convertible debentures totaling Can $413,426.

We believe the accounting is appropriate as it is required by CICA HB section 3870 to allocate the value of options and warrants related to share issuances to contributed surplus until these are exercised at which time the appropriate amount will be transferred to share capital.

•
We note you have converted debt into equity during each of the years presented and have presented this in your common shares rollforward in note 13.  Please reconcile between the conversion amounts presented on page F-15 and the amounts on page F-10;

Response:  There were no conversions during 2006. The conversions for 2007 can be reconciled as follows:

		2007 Conversions
Date of Issuance	Convertible Note	USD (1)	CDN (2)	Effective Exchange Rate (3)

July/August 2006	1,227,200	1,232,022	1,374,002	1.12
April 2006	551,666	235,112	266,723	1.13
April 2006	82,200	24,363	27,639	1.13
December 2006	1,500,000	0	0
January 2007	2,000,000	0	0

Total Converted		1,491,497	1,668,363	1.13	(3)

(1): Total amount of debt converted to common shares in US dollars. Per Note 9.
(2): Total amount of debt converted to common shares in Canadian dollars. Per Note 13.
(3): Effective exchange rate when converting from US dollars to Canadian dollars

•
Tell us the nature of the $512,000 of convertible note issuance costs recorded on your income statement during 2007.  Tell us if this relates to the $107,000 of shares issued for financial consulting services that is reported as a non-cash cost on your statement of cash flows.  If so, tell us what the remaining portion of these costs are and how your presentation in both the income statement and cash flows statement is appropriate

Response:  Debt issuance costs associated with convertible debt was allocated out between the debt and equity portions. In #7, 2nd item above, we described how the fair value of the debt and equity portions was calculated. For the purposes of allocating the share issuance costs between debt and equity, the same percentages were used. Debt issuance costs include cash paid as well as the fair value of warrants issued to agents as finder’s fees and the $107,000 of shares issued for financial consulting related to services or finder’s fees. The total is then allocated between debt and equity based on the relative percentages.

•
For each of the above points, tell us how you considered the accounting for these items under US GAAP, specifically SFAS 133, EITF 00-19 and SEAS 95 and your consideration of providing a reconciling item for these differences in your Note 16.

Response:  For US GAAP purposes, we followed the guidance provided in EITF 00-27. Following those calculations, at the date of issuance, there were no differences between US and Canadian GAAP for the $82,200, $551,666 and $1,500,000 loans because for both US and Canadian GAAP 100% of the loans resulted in an equity component and as there are no terms for repayment, the amortization period is immediate.

With regards to the US $2,000,000 loan, we allocated the relative values to debt and warrants first to determine the value of the debt and used this value to calculate the conversion feature using the intrinsic value. The warrants are not accounted for until issuance.

The resulting equity component using the intrinsic value of the adjusted debt under US GAAP was US $800,000 compared to US $828,400 calculated using the pro-rata fair under Canadian GAAP. This difference is not considered material.

A difference will arise at the time of conversion since the warrant value using the pro rata allocation as calculated under US GAAP will 473,600 where as for Canadian GAAP it will be $720,000. These amounts will be recognized on the income statement once the loan is converted.

Note 16.  Difference between Canadian and United States GAAP, page F-24

8.	Comment:
We note your belief that the consolidated financial statements conform in all material respects with US GAAP.  However, we note that in your Form 20-F for the year ended March 31, 2006, you disclosed, discussed and quantified a reconciling difference related to the accounting for the convertible notes.  We note that this reconciling difference was material to stockholders' deficit as of March 31, 2006.  Please expand future filings to continue to disclose and discuss this apparent accounting difference related to these convertible securities and address why no reconciling differences existed as of March 31, 2007.

Response:  Valcent will expand its future filings to disclose and discuss this apparent accounting difference related to the convertible securities at issue and address why noreconciling differences existed as of March 31, 2007.

We hope we have adequately addressed your comments.  Please contact me or Theresa M. Mehringer if you have any questions.

Sincerely,

/s/ Peter F. Waltz
Peter F. Waltz

cc:           Valcent Products, Inc.